ANDERSON MŌRI

AIG BLDG., 1-3, MARUNOUCHI 1-CHOME, CHIYODA-KU
TOKYO 100-0005, JAPAN

FILE NO. 82-5032

TEL: (03) 3214-1371
FAX: (03) 3201-7334
TELEX: J22558 BENGOSHI
CABLE: BENGOSHI TOKYO
URL: http://www.andersonmori.com

BEIJING OFFICE
BEIJING FORTUNE BLDG., RM. 709
NO.5, DONG SAN HUAN BEI LU
CHAO YANG QU, BEIJING 100004
PEOPLE'S REPUBLIC OF CHINA
TEL: 86 (10) 6590-9060
FAX: 86 (10) 6590-9062

PLEASE ADDRESS REPLY, ATTENTION OF WRITER, AT CENTRAL P. O. BOX 1195, TOKYO 100-8693, JAPAN

WRITER'S DIRECT TEL:
813-3214-1382
WRITER'S DIRECT FAX:
813-3214-8687
WRITER'S E-MAIL:
hirohito.akagami@andersonmori.com


02002562

OUR REF: 5871-A-001

January 16, 2002

BY COURIER

Securities and Exchange Commission
Office of International Corporate Finance
Stop 3-2
450 Fifth Street, N.W.
Washington, DC 20549
U. S. A.

Re: FANCL CORPORATION
(FILE NO. 82-5032)
Rule 12g3-2(b) Exemption

Dear Sirs:

We are writing on behalf of FANCL CORPORATION which filed an exemption application for its shares based upon Rule 12g3-2(b) promulgated under the Securities Exchange Act of 1934, as amended, which application was received by you on November 15, 1999. We enclose herewith the following documents required to be provided by FANCL CORPORATION thereunder:

1. Brief description of the Semi-Annual Report dated December 21, 2001.

Should you have any questions, please do not hesitate to let us know.

Very truly yours,

ANDERSON MORI

By: 
Hirohito Akagami

HA/OSA
Encls.

FILE NO. 82-5032

1. Brief description of Semi-Annual Report dated December 21, 2001

Semi-Annual Report stating the results for the six month period ended September 30, 2001 filed with the Director of the Kanto Local Finance Bureau of the Ministry of Finance in Japan.